Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-203843

PROSPECTUS SUPPLEMENT NO. 11

(to Prospectus dated May 19, 2015)

589,510 Shares

Common Stock

This Prospectus Supplement No. 11 supplements the prospectus dated May 19, 2015 or the prospectus that forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-203843). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in our Amended Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 24, 2015 (the “Amended Current Report”). Accordingly, we have attached the Amended Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the disposition from time to time by the selling stockholders identified in the prospectus, or their permitted transferees or other successors-in-interest, of an aggregate of 589,510 shares of our common stock, which are issuable upon the exercise of warrants to purchase our common stock. We are not selling any common stock under the prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is traded on the NASDAQ Capital Market under the symbol “CAPN.” The last reported sale price of our common stock on The NASDAQ Capital Market on November 23, 2015 was $1.86 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the prospectus, and under similar headings in any amendments or supplements to the prospectus, and “Part II — Item 1A — Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 24, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2015

Date of Report (Date of earliest event reported)

CAPNIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36593	77-0523891
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1235 Radio Road, Suite 110 Redwood City, CA	94065
(Address of principal executive offices)	(Zip Code)

(650) 213-8444

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 Other Events

Item 8.01	Other Events

As previously disclosed, on September 8, 2015, Capnia, Inc. (“Capnia”, “us” or “we”) through its wholly-owned subsidiary, NeoForce Acquisition, Inc., entered into an asset purchase agreement to purchase substantially all of the assets of NeoForce Group, Inc. and NeoForce Innovations, LLC (collectively “NeoForce”). This Current Report on Form 8-K/A (the “Amended Report”) updates the Current Report on Form 8-K filed on September 14, 2015 (the “Original Report”) to include the audited financial statements of NeoForce and the unaudited pro forma financial information in accordance with Item 9.01 of Form 8-K. No other amendments to the Original Report are being made by the Amended Report.

On September 16, 2015, NeoForce Acquisition, Inc. amended its Certificate of Incorporation to change its name to NeoForce, Inc.

Section 9 Financial Statements and Exhibits

Item 9.01	Financial Statements and Exhibits

(a) Financial Statements of Business Acquired.

The audited consolidated financial statements of NeoForce for the fiscal years ended December 31, 2014 and 2013 are attached hereto as Exhibit 99.1 and are incorporated by reference into this Item 9.01(a) and made a part hereof.

The unaudited interim condensed consolidated financial statements of NeoForce for the six months ended June 30, 2015 are attached hereto as Exhibit 99.2 and are incorporated by reference into this Item 9.01(a) and made a part hereof.

(b) Pro Forma Financial Information.

The unaudited pro forma financial information of Capnia is attached hereto as Exhibit 99.3 and is incorporated by reference into this Item 9.01(b) and made a part hereof: (i) unaudited condensed combined pro forma balance sheet at June 30, 2015 and notes thereto, and (ii) unaudited condensed combined pro forma statements of operations for the six months ended June 30, 2015 and the fiscal year ended December 31, 2014 and notes thereto.

(d) Exhibits.

99.1 Audited consolidated financial statements of NeoForce for the years ended December 31, 2014 and 2013.

99.2 Unaudited interim condensed consolidated financial statements of NeoForce for the six months ended June 30, 2015.

99.3 Unaudited condensed combined Pro Forma balance sheet at June 30, 2015 and notes thereto, and unaudited condensed combined pro forma statements of operations for the six months ended June 30, 2015 and the fiscal year ended December 31, 2014 and notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPNIA, INC.

By:	/s/ David O’Toole
David O’Toole
Chief Financial Officer

Date: November 24, 2015

Exhibit 99.1

FINANCIAL STATEMENTS

NEOFORCE GROUP, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Operations Consolidated Statements of Shareholder’s/Members’ Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of NeoForce Group, Inc.

We have audited the accompanying consolidated balance sheets of NeoForce Group, Inc. and affiliate (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, shareholder’s/members’ deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NeoForce Group, Inc. and affiliate, as of December 31, 2014 and 2013, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

Marcum LLP

San Francisco, CA

November 24, 2015

NEOFORCE GROUP INC. AND AFFILIATE

CONSOLIDATED BALANCE SHEETS

	December 31, 2014	December 31, 2013
Assets
Current assets
Cash	$39,192	$59,434
Accounts receivable	126,974	112,945
Inventory	60,071	59,743

Total current assets	226,237	232,122
Long-term assets
Property and equipment, net	58,708	87,797
Security Deposit	4,000	4,000

Total assets	$288,945	$323,919

Liabilities and shareholder’s/members’ deficit
Current liabilities
Accounts payable	$18,912	$905
Accrued liabilities	80,531	82,944
Loan payable	236,000	236,000
Shareholder loan	—	34,305

Total current liabilities	335,443	354,154

Shareholder’s/Members’ Deficit
Common stock, no par value, 100 shares authorized and outstanding	100	100
Retained earnings	492,530	460,293
Controlling interest in NeoForce Innovations	(269,564)	(245,314)

Total controlling shareholder’s equity (deficit)	222,966	214,979
Non-controlling interest in NeoForce Innovations	(269,564)	(245,314)

Total accumulated deficit	(46,598)	(30,335)

Total shareholder’s/members’ deficit	(46,498)	(30,235)

Total liabilities and shareholder’s/members’ deficit	$288,945	$323,919

See accompanying notes to consolidated financial statements

NEOFORCE GROUP INC. AND AFFILIATE

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended December 31,
	2014	2013
Revenue	$987,853	$1,219,859
Cost of goods sold	484,784	604,433

Gross profit	503,069	615,426
Operating expenses	500,453	514,387

Operating income	2,616	101,039
Interest expense	(18,879)	(21,279)

Net income (loss)	(16,263)	79,760

Net loss attributable to non-controlling interest	(24,250)	(26,023)

Net income attributable to controlling interest	$7,987	$105,783

See accompanying notes to consolidated financial statements.

NEOFORCE GROUP, INC. AND AFFILIATE

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S/MEMBERS’ DEFICIT

				NeoForce Innovations, LLC.
	Common Stock		Retained	Controlling	Non-controlling	Total
	Shares	Amount	Earnings	Interest	Interest	Deficit
Balance - January 1, 2013	100	$100	$328,487	($219,291)	($219,292)	($109,995)
Net income (loss)	—	—	131,806	(26,023)	(26,023)	79,760

Balance - December 31, 2013	100	100	460,293	(245,314)	(245,314)	(30,235)
Net income (loss)	—	—	32,237	(24,250)	(24,250)	(16,263)

Balance -December 31, 2014	100	$100	$492,530	($269,564)	($269,564)	($46,498)

See accompanying notes to consolidated financial statements

NEOFORCE GROUP, INC. AND AFFILIATE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended December 31,
	2014	2013
Cash flows from operating activities:
Net income (loss)	$(16,263)	$79,760
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	29,089	29,089
Change in operating assets and liabilities:
Accounts receivable	(14,029)	(25,529)
Inventory	(328)	6,912
Accounts payable	18,007	(10,598)
Accrued liabilities	(2,413)	(7,787)

Net cash provided by operating activities	14,063	71,847

Cash flows from financing activities:
Repayment of shareholder loan	(34,305)	(10,000)
Repayment of long term debt	—	(100,000)

Net cash used in financing activities	(34,305)	(110,000)

Net decrease in cash	(20,242)	(38,153)

Cash, beginning of period	59,434	97,587

Cash, end of period	$39,192	$59,434

Cash paid during the years for:
Interest	$22,499	$29,900

See accompanying notes to consolidated financial statements.

Neoforce Group, Inc.

December 31, 2014 and 2013

Notes to Consolidated Financial Statements

Note 1. Description of Business

Neoforce Group, Inc. (“NeoForce”) was incorporated in the State of Delaware on August 1, 2005, and is located in Ivyland, Pennsylvania. NeoForce develops and distributes innovative pulmonary resuscitation solutions for neonates and leverages its technology platform to expand into the broader pediatric and adult markets. NeoForce’s products include the NeoPIP™ Infant T-Piece Resuscitator and the CPRNome Resuscitation Timer. NeoForce made a valid election to be taxed as an S-corporation.

NeoForce Innovations, LLC (“Innovations”) was incorporated in the State of Delaware on November 19, 2007, and is located in Ivyland, Pennsylvania. NeoForce initially owned a 50% member interest, and an unrelated third party owned the remaining 50%. NeoForce transferred its 50% member interest to its one shareholder in 2012. Innovations is treated as a partnership for tax purposes. Innovations was established to design and patent a device (“Ispira”) leveraging NeoForce’s neonatal resuscitation product platform to provide effective rescue breaths to pediatric and adult patients in conjunction with integrated cardiac defibrillators

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with GAAP and include the accounts of NeoForce and its affiliate Innovations, collectively the Company. (See Note 3) All intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of expenses in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Key estimates included in the consolidated financial statements include the allowances for accounts receivable and inventory.

Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash at two commercial banks that management believes are of high credit quality. Cash deposited with these commercial banks did not exceed the Federal Deposit Insurance Corporation insurable limit at December 31, 2014 and 2013.

For the year ended December 31, 2013, two customers contributed 48% of the Company’s total revenue. These two customers accounted for 38% of the accounts receivable balance as of December 31, 2013. For the year ended December 31, 2014, no one customer accounted for greater than 10% of the Company’s total revenue.

Accounts Receivable

Accounts receivable as of December 31, 2014 and December 31, 2013 consist of balances due from customers in the normal course of business. The Company did not record an allowance for doubtful accounts as this balance was deemed fully collectible.

Inventory

Inventory as of December 31, 2014 and December 31, 2013 consists of finished goods. Inventory is stated at the lower of cost or market determined under the first-in, first-out (“FIFO”) method.

Property and Equipment, Net

Property and equipment are stated at cost net of accumulated depreciation and depreciated using the straight-line method over the estimated useful lives of the assets, generally between three and five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the lease. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is reflected in operations in the period realized.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	the sales price is fixed or determinable;

•	collection of the relevant receivable is probable at the time of sale; and

•	delivery has occurred or services have been rendered.

For a majority of sales, where the Company delivers its product to hospitals or medical facilities, the Company recognizes revenue upon delivery, which represents satisfaction of the required revenue recognition criteria. The Company does not offer rights of return or price protection and it has no post-delivery obligations. The Company provides a limited one-year warranty to most customers. Estimated warranty obligations are recorded at the time of sale and to date, warranty costs have been insignificant

Income Taxes

NeoForce has elected S corporation status for federal and state income tax purposes. NeoForce and Innovations are pass-through entities which file income tax returns as an S-corporation and a partnership, respectively. Consequently, taxable income flows through and is taxed to the shareholders/members on their personal income tax returns. Accordingly, no provision for federal or state income taxes is included in the consolidated financial statements.

In accordance with the Financial Accounting Standards Board (“FASB”) guidance on Accounting for Uncertainty in Income Taxes, NeoForce utilizes a two-step approach to recognizing and measuring uncertain tax positions by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. For the years ended December 31, 2014 and 2013, there were no liabilities recorded for unrecognized tax benefits related to tax positions taken in the current period. NeoForce considers many factors when evaluating and estimating its tax position and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

In accordance with the FASB guidance, NeoForce has elected to include interest and penalties related to its tax contingencies in income tax expense. There were no accruals for interest and penalties related to uncertain tax positions for the years ended December 31, 2014 and 2013.

NeoForce files U.S. federal tax returns and Pennsylvania state tax returns. The tax years of 2011 through 2014 remain open and subject to examination by the appropriate governmental agencies in the United States and Pennsylvania.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB, and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s consolidated financial position or results of operations upon adoption.

Note 3. Variable Interest Entity

The Company follows FASB Accounting Standards Codification (“ASC”) 810, Consolidation, relating to consolidation of certain variable interest entities (“VIEs”).

The Company consolidates a VIE in which it is deemed to have a controlling financial interest as a result of having the power to direct the activities that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. If the Company has a controlling financial interest in a VIE, the assets, liabilities, and results of operations of the VIE are included in the Company’s consolidated financial statements.

One of Innovation’s two equity members is the sole shareholder of NeoForce and owns 50% of innovations. Further, NeoForce is the guarantor of Innovation’s long term debt with a financial institution.

The Company’s consolidated financial statements include the accounts and operations of Innovations although it has less than a majority ownership. The Company determined it is the primary beneficiary of Innovations since the Company has the power to direct or cause the direction of activities that most significantly impact the entity on a day-to-day basis. The carrying amounts of the assets and liabilities of Innovations included in the accompanying consolidated financial statements are $34,598 and $573,727, respectively, at December 31, 2014 and $51,897 and $542,525, respectively, at December 31, 2013. The assets and liabilities consist primarily of property and balances due to Neoforce (which are eliminated in consolidation), and long term debt with a financial institution. The Company believes its maximum exposure to risk represents the obligations under the loan payable that has an outstanding balance of $236,000 as of December 31, 2014 and is guaranteed by NeoForce.

Note 4. Fair Value of Financial Instruments

The carrying value of the Company’s cash, accounts receivable, and accounts payable, approximate fair value due to the short-term nature of these items. Based on the borrowing rates currently available to the Company for debt with similar terms and consideration of default and credit risk, the carrying value of the shareholder loan and loan payable approximates their fair value, as of December 31, 2014 and 2013.

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level I	Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level II	Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

•	Level III	Unobservable inputs that are supported by little or no market activity for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Note 5. Property and Equipment, Net

Property and equipment consisted of the following:

	December 31, 2014	December 31, 2013
Furniture and fixtures	$6,511	$6,511
Machinery and Equipment	117,296	117,296
Computer hardware	26,279	26,279
Leasehold improvements	51,937	51,937

	202,023	202,023
Less accumulated depreciation and amortization	(143,315)	(114,226)

Total	$58,708	$87,797

Depreciation expense was $29,089 for each of the fiscal years ended December 31, 2013 and December 31, 2014.

Note 6. Shareholder loan

On August 1, 2006 the Company received an advance of $30,000 from a former shareholder of the Company. The loan had an original maturity date of April 1, 2007 and bore an interest rate of 6.25% per annum. As of December 31, 2013 the shareholder loan was in default. The outstanding principal and accrued interest were paid in full in July 2014.

Note 7. Current loan payable

In December 2007, Innovations entered into a Seed Capital Funding Agreement (“Agreement”) with Ben Franklin Technology Partners of Southeastern Pennsylvania (“BFTP”) to fund up to $300,000 for verification of clinical indications to support procedural effectiveness, regulatory user fees and costs associated with intellectual property assessments and clinical studies. Innovations borrowed $236,000 under the terms of the Agreement at a rate of 8% per annum with the aggregate principal and accrued interest due and payable on December 31, 2013.

As additional compensation for BFTP entering into the Agreement, Innovations issued a warrant to BFTP. The warrant had a term of nine years. The warrant was exercisable into an equity interest in Innovations based on a formula that would be determined and contingent on the pricing of subsequent issuances of equity interests by Innovations. There have been no issuances of equity interests by Innovations since inception of the Agreement and therefore the Company has determined that the warrant had an immaterial fair value as of December 31, 2014 and December 31, 2013.

During December 2011, the Company entered into a consent and waiver agreement with BFTP which provided for NeoForce to subordinate its loan to Innovations and for NeoForce to become a guarantor of the debt Agreement between BFTP and Innovations. The principal balance due pursuant to the Agreement is $236,000 as of December 31, 2014 and 2013. Accrued interest of $77,494 and $73,874 are included in accrued expenses on the balance sheets as of December 31, 2014 and 2013, respectively.

Starting on June 28, 2013, and ending on July 8, 2015, the Company made interest payments on a monthly basis of $2,500, which totaled $57,000 over that period. No principal payments were made during this period. The original loan balance plus accrued interest was settled and paid in full on September 8, 2015.

As of December 31, 2013, the BFTP loan was classified as a current liability, as it had an original maturity date of December 31, 2013. As of December 31, 2014, the BFTP loan was in default and therefore classified as a current liability on the balance sheet.

Note 8. Long term debt

On April 22, 2012, Innovations entered into a loan agreement with Katherine Crothall for $100,000. The loan had an original maturity date of April 1, 2014 and bore an interest rate of 10% per annum. Accrued and unpaid interest was payable upon the maturity of the note.

During 2013, Innovations repaid the loan in equal installments of $50,000 on January 17, 2013 and July 23, 2013, plus accrued interest of $2,000 and $7,400, respectively.

Note 9. Commitments

Facility Leases

The Company leases office space under a month to month leasing arrangement. Total rent expense was $28,525 and $27,580 for the years ended December 31, 2014 and 2013, respectively.

Note 10. Subsequent Events

On September 4, 2015, Innovations entered into an Intellectual Property Assignment Agreement with NeoForce, in which it assigned, transferred and conveyed to NeoForce all of its rights, title and interest to its intellectual property rights, including the patents.

On September 8, 2015, the Company entered into an Asset Purchase Agreement with NeoForce Acquisition, Inc., a wholly owned subsidiary of Capnia, Inc. to sell substantially all of its assets, in exchange for an upfront payment of $1.0 million and royalties on future sales. The assets sold consisted primarily of tangible assets, customer contracts and patents.

The Company repaid all principal and accrued interest due on the outstanding BFTP loan payable on September 8, 2015.

Exhibit 99.2

FINANCIAL STATEMENTS

NEOFORCE GROUP, INC.

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets (unaudited)
Condensed Consolidated Statements of Operations (unaudited)
Condensed Consolidated Statements of Cash Flows (unaudited)
Notes to Condensed Consolidated Financial Statements (unaudited)

NEOFORCE GROUP, INC. AND AFFILIATE

CONDENSED CONSOLIDATED BALANCE SHEETS

	(unaudited) June 30, 2015	December 31, 2014
Assets
Current assets
Cash	$41,793	$39,192
Accounts receivable	94,009	126,974
Inventory	73,440	60,071

Total current assets	209,241	226,237
Long-term assets
Property and equipment, net	44,166	58,708
Security Deposit	4,000	4,000

Total assets	$257,407	$288,945

Liabilities and shareholder’s/members’ deficit
Current liabilities
Accounts payable	$37,001	$18,912
Accrued liabilities	78,330	80,531
Loan payable	236,000	236,000

Total current liabilities	351,332	335,443

Shareholder’s/Members’ deficit
Common stock, no par value, 100 shares authorized and outstanding	100	100
Retained earnings	469,965	492,530
Controlling interest in NeoForce Innovations	(281,995)	(269,564)

Total controlling shareholder’s equity (deficit)	187,970	222,966
Non-controlling interest in NeoForce Innovations	(281,995)	(269,564)

Total accumulated deficit	(94,025)	(46,598)

Total shareholder’s/members’ deficit	(93,925)	(46,498)

Total liabilities and shareholder’s/members’ deficit	$257,407	$288,945

See accompanying notes to condensed consolidated financial statements

NEOFORCE GROUP, INC. AND AFFILIATE

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended June 30,
	2015	2014
Revenue	$390,825	$500,357
Cost of goods sold	185,140	221,685

Gross profit	205,685	278,672
Operating expenses	243,868	254,416

Operating income	(38,182)	24,255
Interest expense	(9,245)	(9,362)

Net income (loss)	$(47,427)	$14,893

Net loss attributable to non-controlling interest	(12,431)	(12,087)

Net income (loss) attributable to controlling interest	$(34,996)	$26,980

See accompanying notes to condensed consolidated financial statements.

NEOFORCE GROUP, INC. AND AFFILIATE

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net income (loss)	$(47,427)	$14,893
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	14,544	14,544
Change in operating assets and liabilities:
Accounts receivable	32,965	(33,316)
Inventory	(13,369)	(3,980)
Accounts payable	18,089	11,175
Accrued liabilities	(2,201)	7,011

Net cash provided by operating activities and net increase in cash	2,601	10,327

Cash, beginning of period	39,192	59,434

Cash, end of period	$41,793	$69,761

Cash paid during the periods for:
Interest	$12,000	$7,500

See accompanying notes to condensed consolidated financial statements.

NEOFORCE GROUP, INC. AND AFFILIATE

JUNE 30, 2015

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1. Description of Business

Neoforce Group, Inc. (“NeoForce”) was incorporated in the State of Delaware on August 1, 2005, and is located in Ivyland, Pennsylvania. NeoForce develops and distributes innovative pulmonary resuscitation solutions for neonates and leverages its technology platform to expand into the broader pediatric and adult markets. NeoForce’s products include the NeoPIP™ Infant T-Piece Resuscitator and the CPRNome Resuscitation Timer. NeoForce made a valid election to be taxed as an S-corporation.

NeoForce Innovations, LLC (“Innovations”) was incorporated in the State of Delaware on November 19, 2007, and is located in Ivyland, Pennsylvania. NeoForce initially owned a 50% member interest, and an unrelated third party owned the remaining 50%. NeoForce transferred its 50% member interest to its one shareholder in 2012. Innovations is treated as a partnership for tax purposes. Innovations was established to design and patent a device (“Ispira”) leveraging NeoForce’s neonatal resuscitation product platform to provide effective rescue breaths to pediatric and adult patients in conjunction with integrated cardiac defibrillators.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position as of June 30, 2015 and results of its operations for the six months ended June 30, 2015 and 2014, and cash flows for the six months ended June 30, 2015 and 2014. The interim results are not necessarily indicative of the results for any future interim period or for the entire year.

The accompanying condensed consolidated financial statements and related financial information should be read in conjunction with the audited financial statements and the related notes thereto for the year ended December 31, 2014 and December 31, 2013.

Principles of Consolidation

The condensed consolidated financial statements have been prepared in accordance with GAAP and include the accounts of NeoForce and its affiliate Innovations, collectively the Company. (See Note 3) All intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of expenses in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Key estimates included in the consolidated financial statements include the allowances for accounts receivable and inventory.

Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash at two commercial banks that management believes are of high credit quality. Cash deposited with these commercial banks did not exceed the Federal Deposit Insurance Corporation insurable limit at June 30, 2015 and December 31, 2014.

For the six months ended June 30, 2014, two customers accounted for 28% of the Company’s total revenue and neither had a balance in accounts receivable as of June 30, 2014. For the six months ended June 30, 2015 one customer accounted for 12% of the Company’s revenue and had a balance in accounts receivable representing 17% of the balance as of June 30, 2015.

Accounts Receivable

Accounts receivable as of June 30, 2015 and December 31, 2014 consist of balances due from customers in the normal course of business. The Company did not record an allowance for doubtful accounts as this balance was deemed fully collectible.

Inventory

Inventory as of June 30, 2015 and December 31, 2014 consists of finished goods. Inventory is stated at the lower of cost or market determined under the first-in, first-out (FIFO) method.

Property and Equipment, Net

Property and equipment are stated at cost net of accumulated depreciation and depreciated using the straight-line method over the estimated useful lives of the assets, generally between three and five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the lease. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is reflected in operations in the period realized.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	the sales price is fixed or determinable;

•	collection of the relevant receivable is probable at the time of sale; and

•	delivery has occurred or services have been rendered.

For a majority of sales, where the Company delivers its product to hospitals or medical facilities, the Company recognizes revenue upon delivery, which represents satisfaction of the required revenue recognition criteria. The Company does not offer rights of return or price protection and it has no post-delivery obligations. The Company provides a limited one-year warranty to most customers. Estimated warranty obligations are recorded at the time of sale and to date, warranty costs have been insignificant

Income Taxes

NeoForce has elected S corporation status for federal and state income tax purposes. NeoForce and Innovations are pass-through entities which file income tax returns as an S-corporation and a partnership, respectively. Consequently, taxable income flows through and is taxed to the shareholders/members on their personal income tax returns. Accordingly, no provision for federal or state income taxes is included in the consolidated financial statements.

In accordance with the Financial Accounting Standards Board (“FASB”) guidance on Accounting for Uncertainty in Income Taxes, NeoForce utilizes a two-step approach to recognizing and measuring uncertain tax positions by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. For the years ended December 31, 2014 and 2013, there were no liabilities recorded for unrecognized tax benefits related to tax positions taken in the current period. NeoForce considers many factors when evaluating and estimating its tax position and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

In accordance with the FASB guidance, NeoForce has elected to include interest and penalties related to its tax contingencies in income tax expense. There were no accruals for interest and penalties related to uncertain tax positions for the years ended December 31, 2014 and 2013.

NeoForce files U.S. federal tax returns and Pennsylvania state tax returns. The tax years of 2011 through 2014 remain open and subject to examination by the appropriate governmental agencies in the United States and Pennsylvania.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB, and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s consolidated financial position or results of operations upon adoption.

Note 3. Variable Interest Entity

The Company follows FASB Accounting Standards Codification (ASC) 810, Consolidation, relating to consolidation of certain variable interest entities (“VIEs”).

The Company consolidates a VIE in which it is deemed to have a controlling financial interest as a result of having the power to direct the activities that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. If the Company has a controlling financial interest in a VIE, the assets, liabilities, and results of operations of the VIE are included in the Company’s consolidated financial statements.

One of Innovation’s two equity members is the sole shareholder of NeoForce and owns 50% of innovations. Further, NeoForce is the guarantor of Innovation’s long term debt with a financial institution.

The Company’s consolidated financial statements include the accounts and operations of Innovations although it has less than a majority ownership. The Company determined it is the primary beneficiary of Innovations since the Company has the power to direct or cause the direction of activities that most significantly impact the entity on a day-to-day basis. The carrying amounts of the assets and liabilities of Innovations included in the accompanying consolidated financial statements are $25,950 and 589,940, respectively at June 30, 2015 and $34,598 and $573,727, respectively, at December 31, 2014. The assets and liabilities consist primarily of property and balances due to NeoForce (which are eliminated in consolidation), and long term debt with a financial institution. The Company believes its maximum exposure to risk represents the obligations under the loan payable that has an outstanding balance of $236,000 as of June 30, 2015 and is guaranteed by NeoForce.

Note 4. Fair Value of Financial Instruments

The carrying value of the Company’s cash, and receivable, and accounts payable, approximate fair value due to the short-term nature of these items. Based on the borrowing rates currently available to the Company for debt with similar terms and consideration of default and credit risk, the carrying value of the shareholder loan and loan payable approximates their fair value, as of June 30, 2015 and December 31, 2014.

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level I	Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level II	Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

•	Level III	Unobservable inputs that are supported by little or no market activity for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Note 5. Property and Equipment, Net

Property and equipment consisted of the following:

	June 30, 2015	December 31, 2014
Furniture and fixtures	$6,511	$6,511
Machinery and Equipment	117,296	117,296
Computer hardware	26,279	26,279
Leasehold improvements	51,937	51,937

	202,024	202,024
Less accumulated depreciation and amortization	(157,858)	(143,315)

Total	$44,166	$58,708

Depreciation expense was $14,544 for each of the six month periods ended June 30, 2015 and June 30, 2014.

Note 6. Shareholder loan

On August 1, 2006 the Company received an advance of $30,000 from a former shareholder of the Company. The loan had an original maturity date of April 1, 2007 and bore an interest rate of 6.25% per annum. The shareholder loan was in default from April 2, 2007 until the outstanding principal and accrued interest were paid in full in July 2014.

Note 7. Current loan payable

In December 2007, Innovations entered into a Seed Capital Funding Agreement (“Agreement”) with Ben Franklin Technology Partners of Southeastern Pennsylvania (“BFTP”) to fund up to $300,000 for verification of clinical indications to support procedural effectiveness, regulatory user fees and costs associated with intellectual property assessments and clinical studies. Innovations borrowed $236,000 under the terms of the Agreement at a rate of 8% per annum with the aggregate principal and accrued interest due and payable on December 31, 2013.

As additional compensation for BFTP entering into the Agreement, Innovations issued a warrant to BFTP. The warrant had a term of nine years. The warrant was exercisable into an equity interest in Innovations based on a formula that would be determined and contingent on the pricing of subsequent issuances of equity interests by Innovations. There have been no issuances of equity interests by Innovations since inception of the Agreement and therefore the Company has determined that the warrant had an immaterial fair value as of June 30, 2015 and December 31, 2014.

During December 2011, the Company entered into a consent and waiver agreement with BFTP which provided for NeoForce to subordinate its loan to Innovations and for NeoForce to become a guarantor of the debt Agreement between BFTP and Innovations. The principal balance due pursuant to the Agreement is $236,000 as of June 30, 2015 and December 31, 2014. Accrued interest of $77,494 and $73,874 are included in accrued expenses on the balance sheets as of June 30, 2015 and December 31, 2014, respectively.

Starting on June 28, 2013, and ending on July 8, 2015, the Company made interest payments on a monthly basis of $2,500, which totaled $57,000 over that period. No principal payments were made during this period. The original loan balance plus accrued interest was settled and paid in full on September 8, 2015.

The BFTP loan was in default as of the year ended December 31, 2014 and the six months ended June 30, 2015 and was classified as a current liability on the balance sheets. The BFTP loan balance and accrued interest was paid in full in September 2015.

Note 8. Commitments

Facility Leases

The Company leases office space under a month to month leasing arrangement. Total rent expense was $12,617 for each of the six months periods ended June 30, 2015 and June 30, 2014.

Note 9. Subsequent Events

On September 4, 2015, Innovations entered into an Intellectual Property Assignment Agreement with NeoForce, in which it assigned, transferred and conveyed to NeoForce all of its rights, title and interest to its intellectual property rights, including the patents.

On September 8, 2015, the Company entered into an Asset Purchase Agreement with NeoForce Acquisition, Inc., a wholly owned subsidiary of Capnia, Inc. to sell substantially all of its assets, in exchange for an upfront payment of $1.0 million and royalties on future sales. The assets sold consisted primarily of tangible assets, customer contracts and patents.

The Company repaid all principal and accrued interest due on the outstanding BFTP loan payable on September 8, 2015.

Exhibit 99.3

Capnia, Inc.

Unaudited Pro Forma Condensed Combined Financial Statements

On September 2, 2015, Capnia, Inc. (the “Company”) established NeoForce Acquisition, Inc., or NFI, a wholly owned subsidiary incorporated in the State of Delaware. On September 8, 2015, NFI acquired substantially all of the assets of an unrelated privately held company NeoForce Group, Inc., or NeoForce Group, in exchange for an upfront cash payment of $1.0 million and royalties on future sales. Included in the assets acquired were intellectual property rights, including the patents, that NeoForce Innovations, LLC, an affiliate of NeoForce Group, assigned, transferred and conveyed to NeoForce Group on September 4, 2015. The following unaudited pro forma condensed combined balance sheet as of June 30, 2015 is based on the historical consolidated financial statements of the Company and the impact that the addition of the assets on the Company’s financial position. The unaudited pro forma condensed combined statements of income present the combined results of the Company’s operations with NeoForce Group as if the acquisition of the assets had occurred at the beginning of each of the periods presented and include adjustments that are directly attributable to the acquisition, are expected to have a continuing impact on the combined results, and are factually supportable. The unaudited pro forma condensed combined financial statements are not necessarily indicative of what our financial position or results of operations actually would have been had we completed the acquisition of the assets at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

These Unaudited Pro Forma Condensed Financial Statements should be read in conjunction with the:

•	Separate historical financial statements of the Company as of and for the year ended December 31, 2014 included in the Company’s Annual Report on Form 10-K; and

•	Separate historical financial statements of the Company as of and for the six months ended June 30, 2015 included in the Company’s Quarterly Report on Form 10-Q for the six month period ended June 30, 2015.

The transaction has been accounted for as a business combination under the acquisition method of accounting. Accordingly, the tangible assets and identifiable intangible assets acquired have been recorded at fair value, with the remaining purchase price recorded as goodwill, based on a valuation performed by an independent valuation firm. The fair value of current assets approximated their book value. The fair value of acquired assets and liabilities were determined using several significant unobservable inputs for projected cash flows and a discount rate. The Company’s historical consolidated financial information has been adjusted to give effect to the impact of the consideration paid in connection with the acquisition. The amounts allocated to the assets in the Unaudited Pro Forma Condensed Combined Balance Sheet are based on an independent valuation of the fair value of the assets as of September 8, 2015. The Company did not assume any liabilities that would be recorded on the Unaudited Pro Forma Condensed Combined Balance Sheet.

Capnia, Inc.

Unaudited Pro Forma Condensed Consolidated Statements of Operations

Year Ended December 31, 2014

(In thousands, except share and per share data)

(unaudited)

			Proforma
	Capnia	NeoForce	Adjustments (Note 3)	Pro Forma Combined
Revenue	$—	$988	$—	$988
Cost of product revenue	—	485	—	485

Gross profit	—	503	—	503

Expenses
Research and development	2,242	—	—	2,242
Sales and marketing	252	—	—	252
General and administrative	2,665	500	53 (a)	3,218

Total expenses	5,159	500	53	5,712
Operating income (loss)	(5,159)	3	(53)	(5,209)
Interest expense	(4,131)	(19)	—	(4,150)
Other income (expense)	(3,949)	—	—	(3,949)

Other income (expense), net	(8,080)	(19)	—	(8,099)

Net loss	$(13,239)	$(16)	$(53)	$(13,308)

Net loss per common share:
Basic and diluted	$(10.42)	—	—	$(10.48)

Weighted-average common shares outstanding used to calculate net loss per common share:
Basic and diluted	1,270,033	—	—	1,270,033

See accompanying notes to unaudited pro forma combined financial statements

Capnia, Inc.

Unaudited Pro Forma Condensed Consolidated Statements of Operations

Six Months Ended June 30, 2015

(In thousands, except share and per share data)

(unaudited)

			Proforma
	Capnia	NeoForce	Adjustments (Note 3)	Pro Forma Combined
Government grant revenue	$65	$—	$—	$65
Product revenue	54	391	—	445

Total revenue	119	391	—	510
Cost of product revenue	40	185	—	225

Gross profit	79	206	—	285

Expenses
Research and development	2,059	—	—	2,059
Sales and marketing	772	—	—	772
General and administrative	2,718	244	27 (a)	2,989

Total expenses	5,549	244	27	5,820

Operating loss	(5,470)	(38)	(27)	(5,535)

Interest and expense	(1)	(9)	—	(10)
Change in fair value of warrants liabilities	(1,249)	—	—	(1,249)
Inducement charge for Series C warrants	(3,050)	—	—	(3,050)

Other income (expense), net	(4,300)	(9)	—	(4,309)

Net loss	$(9,770)	$(47)	$(27)	$(9,844)

Net loss per common share:
Basic and diluted	$(1.35)	—	—	$(1.36)

Weighted-average common shares outstanding used to calculate net loss per common share:
Basic and diluted	7,243,164	—	—	7,243,164

See accompanying notes to unaudited pro forma condensed combined financial statements

Capnia, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2015

(In thousands, except share data)

(unaudited)

		Proforma
	Capnia	Adjustments (Note 3)		Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$7,530	$(1,000	)(b)	$6,530
Accounts receivable	12	—		12
Restricted cash	35	—		35
Inventory	277	—		277
Prepaid expenses and other current assets	311	—		311

Total current assets	8,165	(1,000)		7,165
Long-term assets
Property and equipment, net	43	39	(b)	82
Other assets		—		0
Goodwill	0	718	(b)	718
Other intangible assets, net	562	316	(b)(c)	878

Total assets	$8,770	$73		$8,843

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable	$989	$—		$989
Accrued compensation and other current liabilities	1,223	42	(d)	1,265
Common Stock Issuable	112	—		112
Series B warrant liability	11,025	—		11,025
Line of credit and accrued interest	—	—		0

Total current liabilities	13,349	42		13,391

Long-term liabilities
Series A warrant liability	2,159	—		2,159
Series B warrant liability	—	—		0
Series C warrant liability	894	—		894
Other liabilities	—	111	(d)	111

Total long-term liabilities	3,053	111		3,164

Total liabilities	16,402	153		16,555

Stockholders’ deficit
Common stock, $0.001 par value, 100,000,000 shares authorized at June 30, 2015; 7,595,175 shares issued and outstanding at June 30, 2015	8	—		8
Additional paid-in-capital	72,469	—		72,469
Accumulated deficit	(80,109)	(80	)(c)	(80,189)

Total stockholders’ deficit	(7,632)	(80)		(7,712)

Total liabilities and stockholders’ deficit	$8,770	$73		$8,843

See accompanying notes to unaudited pro forma condensed combined financial statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1: Description of transaction and basis of presentation

On September 2, 2015, Capnia, Inc. (the “Company”) established NeoForce Acquisition, Inc., or NFI, a wholly owned subsidiary incorporated in the State of Delaware. On September 8, 2015, NFI acquired substantially all of the assets of an unrelated privately held company NeoForce Group, Inc., or NeoForce Group, in exchange for an upfront cash payment of $1.0 million and royalties on future sales.

Note 2: Purchase price

For the purposes of this pro forma analysis, the purchase price has been allocated to the tangible assets and identifiable intangible assets acquired based on their respective fair values, with the remaining purchase price recorded as goodwill.

The aggregate purchase price consideration was as follows (in thousands):

Cash consideration	$1,000
Fair value of contingent consideration	153

Total purchase price consideration	$1,153

The agreement to pay the annual royalty resulted in the recognition of a contingent consideration, which is recognized at the inception of the transaction, and subsequent changes to the estimated amounts of contingent consideration to be paid will be recognized as charges or credits in the statement of operations. The fair value of the contingent consideration is based on preliminary cash flow projections, growth in expected product sales and other assumptions. Based on the assumptions, the fair value of the royalty was determined to be $153,000 at September 8, 2015, the date of acquisition. The fair value of the royalty was determined by applying the income approach, using several significant unobservable inputs for projected cash flows and a discount rate of 20% commensurate with the Company’s cost of capital and expectation of the revenue growth for products at their life cycle stage.

The fair values of assets acquired at the transaction date are summarized below:

Net tangible assets acquired	$39
Customer contracts	260
Patents	136
Goodwill	718

Net Assets Acquired	$1,153

Note 3: Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price and the fair valuation of acquired assets. The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(a)	The adjustment for the amortization of customer contracts over a 5 year life and patents over a 10 year life, assuming that the acquisition of the assets occurred as of January 1, 2014.

(b)	The adjustment for the cash purchase price of $1.0 million and to record the estimated fair value of the assets acquired. (See Note 2).

(c)	The adjustment to reduce the acquired intangible assets (patents and customer contracts) of $396,000 by the accumulated amortization of $80,000 from January 1, 2014 through June 30, 2015. Increase in accumulated deficit by the accumulated amortization of $80,000.

(d)	The adjustment to record the current royalty payable under the purchase agreement, which provides for an annual royalty of 3% on sales up to $1 million. The reclassification to current liability the amount of contingent consideration of $30,000 and $12,000 due for year ended December 31, 2014 and the six months ended June 2015, respectively.